*KW 3/8

[redacted]

13013923

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8- 28886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robotti & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 East 43rd Street, 23rd Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert E. Robotti — 212-986-4800 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/9/13

OATH OR AFFIRMATION

I, Robert E. Robotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robotti & Company, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JEFFREY P. WIEGAND
Notary Public, State of New York
No. 02WI6129480
Qualified in Westchester County
Commission Expires June 27, 20 17

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
DECEMBER 31, 2012

TABLE OF CONTENTS

CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Member
Robotti & Company, LLC

We have audited the accompanying statement of financial condition of Robotti & Company, LLC (a limited liability company) (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Robotti & Company, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 28, 2013

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents in bank	$ 412,760
Cash and cash equivalents held at clearing broker, net	119,163
Commissions receivable	17,190
Securities owned, at fair value	560,950
Prepaid expenses and other assets	59,272
Deposit held at clearing broker-dealer	99,786
Furniture and equipment, less accumulated depreciation of $144,313	31,943
TOTAL ASSETS	$1,301,064

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Securities sold but not yet purchased, at fair value	$ 29,521
Accrued compensation costs	405,452
Accounts payable and accrued expenses	101,617
Due to parent and other related parties	60,601
Total liabilities	597,191
Commitments and contingencies (Notes 4, 5, and 6)	
Member's equity	703,873
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,301,064

See accompanying notes to statement of financial condition.

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Robotti & Company, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on July 1, 2003, as a single-member limited liability company under the laws of the state of New York, the Company's sole member is Robotti & Company, Incorporated (the "Parent"). As a limited liability company, the member is not responsible for the debts of the Company unless they are specifically guaranteed.

The Company provides brokerage services to both institutional and individual investors. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions as well as securities research.

Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

Principal transactions are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices.

Revenue Recognition

Commission revenues associated with transactions in securities are recorded on a trade-date basis.

Concentration of Credit Risk

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit. In addition, the Company maintains its securities and a significant portion of its cash at its clearing broker. These assets are subject to the credit risk of the clearing broker.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which is generally five years. For leasehold improvements, depreciation is provided over the terms of the related leases.

Income Taxes

The Company files income tax returns on a consolidated basis with its Parent (an S corporation). The Company is a single-member limited liability company that is treated as a disregarded entity for federal and state income tax purposes to the extent permitted by law. Therefore, the Company makes no provision for federal and state income taxes. The city of New York does not recognize S corporation status; therefore, a provision has been made for the Company's share of the consolidated city of New York corporate tax.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2009.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit at the Company's bank and clearing broker. Cash held at the Company's clearing broker includes funds in money market accounts that are readily convertible into cash.

Major Customers

During 2012, one of the Company's customers accounted for 33% of commission revenue.

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement* ("ASC 820"). Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*, ("ASU 2011-04"). ASU 2011-04 amends ASC 820. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 was effective for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material effect on the Company's statement of financial condition.

Using the provisions within ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in this financial statement other than the subsequent event disclosed in Note 3 "Related-Party Transactions, Sales and Research Service Fees – Affiliate."

NOTE 2. FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2012, consisted of the following:

Furniture and equipment	$ 176,256
Less: accumulated depreciation	(144,313)
Furniture and equipment, net	$ 31,943

NOTE 3. RELATED-PARTY TRANSACTIONS

Insurance Services

Insurance brokerage services are provided by a company that is owned by a member of an officer's family.

Advances

Advances to or from Robotti & Company Advisors, LLC ("Advisors"), an affiliated company, or the Parent are non-interest bearing and have no specified repayment dates. Advances can be in the form of actual cash advances between these entities or the payment of expenses by one entity on behalf of the other.

NOTE 3. RELATED-PARTY TRANSACTIONS (CONTINUED)

Expense Sharing Arrangements

Pursuant to a cost sharing agreement (the "Agreement") between the Parent, the Company and Advisors, the Parent acts as the common paymaster for certain compensation and overhead costs incurred on behalf of the Company, the Parent, and Advisors (the Parent and Advisors are collectively referred to as the "Affiliates"). In addition pursuant to the Agreement, the Company acts as the common paymaster for certain non-compensation related expenses incurred by itself and the Affiliates. Included in the aforementioned costs are amounts paid by the Company and the Parent for direct costs as well as costs (the "Allocated Costs") that are subject to an allocation between the Company and the Affiliates. Allocated Costs generally consist of salaries and related benefits paid for shared personnel, as well as other overhead costs. The Agreement provides that allocations of shared employee compensation costs between the Company and the Affiliates are based on the estimated amount of time spent by employees on behalf of the Company and the Affiliates. In addition, the Agreement provides that the allocation of other overhead costs is based primarily on the estimated usage of such services by the Company and the Affiliates.

Securities Owned

Included in "Securities owned" in the statement of financial condition is $28,000 of securities of a company in which an officer of the Company serves as a director.

Sales and Research Services - Affiliate

Prior to 2012, certain employees of the Company that were also employed by Advisors provided sales services ("Sales Services") and research services ("Research Services") that benefited Advisors and were compensated by Advisors. Commencing in 2012, Advisors and the Company entered into an agreement whereby such compensation costs ("Advisor Compensation Costs") were charged to the Company. Pursuant to such agreement and in consideration of the Company paying the Advisor Compensation Costs, Advisors is to pay the Company a 25% markup on such costs.

Advisors and the Company have agreed that commencing on January 1, 2013, the agreement would continue to cover Research Services but will no longer cover Sales Services.

NOTE 3. RELATED-PARTY TRANSACTIONS (CONTINUED)

Execution Services for Wrap Fee Accounts

Certain customers ("Wrap Customers") of Advisors have entered into wrap fee arrangements with Advisors. In such arrangements, customers are charged a single asset based fee ("Wrap Fee") for both advisory and trade execution services. While the Advisors provides the advisory services for these accounts, the Company provides the trade execution services. In consideration of the services provided by the Company to Wrap Customers, Advisors and the Company have agreed that Advisors would allocate a portion of the Wrap Fee to the Company using an agreed upon percentage which shall be re-evaluated each year based on applicable costs and trade volume.

NOTE 4. CONTINGENCIES

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2012, management believes that the aggregate liability or benefit which may result from these proceedings will not be material to the Company's financial position or operating results.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2012, the Company had net capital of $455,874, which exceeded the Company's minimum net capital requirement of $100,000. The Company's percentage of aggregate indebtedness to net capital was 124.58% as of December 31, 2012.

NOTE 6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The

NOTE 6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK (CONTINUED)

Company seeks to control the aforementioned risks by working with the clearing broker to require customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer and by requiring customers to deposit additional collateral or reduce positions when necessary.

From time to time, the Company will hold positions of securities sold but not yet purchased; therefore, it will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2012, at the fair values of the related securities and will incur a loss if the market value of the securities subsequently increases prior to the Company "closing" its position. The value of securities sold short is collateralized by marketable securities and cash held by the clearing broker when and to the extent such an obligation exists.

NOTE 7. EMPLOYEE BENEFIT PLAN

Pursuant to Section 408(p) of the Internal Revenue Code ("IRC"), the Parent has adopted a savings incentive match plan for employees (the "Plan"). Pursuant to the provisions of the Plan, the Parent has elected for 2012 to contribute an amount equal to 2% of wages of all employees earning at least $5,000, up to a maximum of $250,000.

NOTE 8. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

NOTE 8. FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Money market funds included principally in cash held at cleaning broker	$65,060	$ -	$ -	$65,060	(a)
Equity securities owned, at fair value:					
Basic Materials	9,385	-	-	9,385	(a)
Commodity Fund	4,070	-	-	4,070	(a)
Consumers Goods	44,030	14	-	44,044	(a)
Customer Services	11,541	5,245	-	16,786	(a)
ETF	6,476	-	-	6,476	(a)
Financials	5,234	10,061	992	16,287	(a) (b)
Health Care	-	19	-	19	(a)
Industrials	299,462	35,573	-	335,035	(a) (b)
Oil & Gas	119,698	4,830	-	124,528	(a)
Total	499,896	55,742	992	556,630	
Royalty Investment:					
Financials	-	-	4,320	4,320	(b)
Total securities owned, at fair value	499,896	55,742	5,312	560,950	
Total	$564,956	$55,742	$5,312	$626,010	
Liabilities:					
Equity securities sold but not yet purchased, at fair value:					
ETF – equity	$21,079	-	-	$21,079	(a)
ETF – fixed income	8,442	-	-	8,442	(a)
Total	$ 29,521	$ -	$ -	$ 29,521	

Money market funds and equity securities, both long and short positions, are included in Level 1 as they are valued at quoted market prices. Equity securities that have limited market activity are grouped in Level 2 and are valued at the latest quoted market prices. The Level 3 investments are valued using the cost basis technique to determine fair value.

NOTE 8. FAIR VALUE MEASUREMENTS (CONTINUED)

During the year ended December 31, 2012, there were no transfers between levels of the fair value hierarchy.

The following table presents a reconciliation of beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the year ended December 31, 2012:

	Total	Royalty Investment	Equity Securities Owned
Balance – beginning	$ 6,266	$ 4,320	$ 1,946
Loss on investment (a)	(954)	-	(954)
Balance – ending	$ 5,312	$ 4,320	$ 992